Your Event, Inc.
                     7065 W. Ann Road, #130-110
                      Las Vegas, Nevada  89130
                       Phone:  (877) 871-4552

May 17, 2011

Via EDGAR Correspondence
------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Angie Kim, Staff Attorney

       Re:  Your Event, Inc.
            Form 10-Q for Fiscal Quarter Ended February 28, 2011
            Filed April 14, 2011
            Form 8-K
            Filed February 4, 2011
            Form 10-Q for Fiscal Quarter Ended November 30, 2010
            Filed January 12, 2011
            Form 10-K for the Fiscal Year Ended August 31, 2010
            Filed November 29, 2010 File No. 000-53164

Dear Ms. Kim:

On behalf of Your Event (the "Company"), this letter responds to your April 18, 2011 comment letter, concerning our above referenced filings. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

Form 8-K filed February 4, 2011
-------------------------------

Item 5.01 Changes in Control of Registrant
------------------------------------------

1. We note your disclosure that you underwent a change in control whereby ownership of 8,200,000 shares was transferred from your sole officer and director to Million Win Investments (HK) Limited. To the extent this transfer of ownership is in writing, please file it as an exhibit. Please also file an amended Form 8-K that discloses the amount of consideration used in such transfer as well as the source of such consideration, pursuant to Items 5.01(a)(4) and (5) of Form 8-K. Please see Item 601(b)(10) of Regulation S-K.

    Response: We have filed an amended Form 8-K to disclose to disclose the amount and source of consideration paid for the aforementioned transfer and we have attached as an exhibit a copy of the Share Purchase Agreement.

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Form 10-Q for the Period Ended November 30, 2010
------------------------------------------------

Item 4T. Controls and Procedures, page 16
-----------------------------------------

(a) Evaluation of Internal Controls and Procedures, page 16
-----------------------------------------------------------

2. We note you did not include the conclusion of your principal executive and principal financial officer, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of the Rule 13a-15 or Rule 15d-15 of the Exchange Act. Please comply with the disclosure requirements of Item 307 of Regulation S-K and provide us with your proposed disclosure. This comment also applies to your Form 10-Q filed on April 14, 2011.

    Response: We have amended our Form 10-Q for the period ended February 28, 2011 and November 30, 2010 to include the conclusion of our principal executive and principal financial officer, regarding the effectiveness of our disclosure controls and procedures.


Form 10-K for the Period Ended August 31, 2010
----------------------------------------------

Item 1.  Business, page 5
-------------------------

Marketing Strategy, page 7
--------------------------

3. We note your reference to your relationship with Thin Air, Inc. and how you intend to develop a marketing letter that will be sent to Thin Air's client base. Please elaborate upon your relationship with Thin Air to explain how you have access to its client base and provide us with your proposed disclosure. If you have entered into any contract with Thin Air, please file it as an exhibit to your Form 10-K.














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    Response:  Our proposed disclosure for the amended Form 10-K/A is set forth below, which we believe is responsive to your request:

    Marketing Strategy
    ------------------

    Your Event will generate leads through its relationship with Thin Air, Inc., a licensed, bonded and insured travel agency. Thin Air, Inc., is a S Corporation, wholly owned by sole officer/director of the Company has been in business booking business travel since 2003. During this time Ms. Montgomery has built a client base for Thin Air, Inc. Thin Air, Inc. is still in business, but inactive. The Company expects to market its event planning services to Thin Air, Inc.'s existing travel clients. The first step to be taken by Your Event, Inc. is to develop a marketing letter to be sent to a select group of Thin Air, Inc.'s established client base. This marketing letter will introduce Thin Air, Inc.'s clients to Your Event's services. Based upon the responses received from this marketing letter, the marketing letter will be refined, and then sent to Thin Air, Inc.'s entire client base, which totals over 1,000 clients. Your Event will then follow up with clients who respond to the second marketing letter by telephone to conduct further market research and solicit business. It is anticipated that approximately 50 potential clients will respond to the second marketing letter.

Recent Sale of Unregistered Securities, page 21
-----------------------------------------------

4. We note that 8,200,000 shares of common stock issued to your founders were not registered. Please provide the exemption from registration claimed, state briefly the facts relied on to make the exemption available and provide us with your proposed disclosure. Please see Item 701(d) of Regulation S-K.

    Response: Our proposed disclosure for the amended Form 10-K/A is the following:

    On October 30, 2007 (inception), we issued 8,200,000, par value $0.001 common shares of stock for a $8,200 cash payment from Marilyn Montgomery, who is our President. These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were issued as founder's shares. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a "public offering" as defined in Section 4(2) due to the only one (1) person involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Ms. Montgomery had the necessary investment intent as required by Section 4(2) since she agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering."

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Item 10.  Director, Executive Officer and Corporate Governance, page 30
-----------------------------------------------------------------------

5. Please specify Ms. Montgomery's principal occupation and employment during the past five years, or clarify your current disclosure by adding dates or the duration of employment and provide us with your proposed disclosure. Specifically, please tell us what, if any, role Ms. Montgomery has at Thin Air, Inc. Please also provide information regarding Ms. Montgomery's specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director and provide us with your proposed disclosure. Please see Item 401(e)(1) of Regulation S-K.

    Response: Our proposed disclosure for the amended Form 10-K/A is the following:

    Marilyn Montgomery, Director, President and Secretary
    -----------------------------------------------------

    Ms. Montgomery has over twenty years experience in various sales positions. From 1988 to 1994, Ms. Montgomery worked as an account executive for Cell One in Warren, Ohio. From 1994 to 1997, Ms. Montgomery worked as the Sales Manager for the Holiday Inn Metroplex. From 1997 to 2001, Ms. Montgomery worked as a Membership Development Representative with the Youngstown/Warren Regional Chamber of Commerce.

    On March 21, 2003, Ms. Montgomery founded Thin Air, Inc., a Nevada corporation. Thin Air, Inc. was founded as a S Corporation, whereby Marilyn Montgomery was the sole owner of this corporation. Thin Air, Inc. is a licensed, bonded and insured travel agency, which books hotel rooms for convention attendees and other business and leisure travelers across the country and around the world. Thin Air, Inc. although still in business has become inactive since the formation of Your Event. Based on Ms. Montgomery's experience in working in travel industry for the past eight (8) years, which includes booking corporate events, she is qualified to serve as director/officer of Your Event.


Section 16(a) Beneficial Ownership Reporting Compliance, page 31
----------------------------------------------------------------

6. We note your statement that "[you] believe that as of the date of this report [your executive officer and director] were [sic] not current in his 16(a) reports." Please provide the information required by Item 405(a)(2) of Regulation S-K and provide us with your proposed disclosure.








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    Response:  Our proposed disclosure for the amended Form 10-K/A is the following:

    Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent beneficial shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge based solely on a review of Forms 3, 4, and 5 (and any amendments thereof) received by us during or with respect to the year ended August 31, 2010, the following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during fiscal year ended August 31, 2010:

                                                                  Known
                                        Number    Transactions  failures to
                          Name and        of           not       file a
                          Principal      late        timely     required
                          Position      reports     reported       form
                          ---------     -------   ------------  ------------
    Marilyn Montgomery    President      1           1           1

    Note: Marilyn Montgomery did not file a Form 3 in connection with his initial ownership of 8,200,000 shares in the Company.



Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36
----------------------------------------------------------------------

7. We note your statement in the second paragraph on page 24 that "[yo]ur sole officer/director has agreed to donate funds to the operations of the Company, in order to keep it fully reporting for the next twelve (12) months, without seeking reimbursement for funds donated" and your disclosure in Note 5 on page F-8 setting forth capital contributions made by your director. Please provide the information required by Items 404(a) and (d) of Regulation S-K and provide us with your proposed disclosure. To the extent this donation of funds is in writing, please also file it as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

    Response: Our proposed disclosure for the amended Form 10-K/A is as follows:

    Marilyn Montgomery's, the Company's sole director/officer has contributed office space for our use since our inception through May 16, 2011. There is no charge to us for the space, and Ms. Montgomery will not seek reimbursement for funds and office space contributed.


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8.  We note your disclosure in Note 6 on page F-9 that a "related party" was paid $10,000 for providing bookkeeping services. Please provide the information required by Items 404(a) and (d) of Regulation S-K as it pertains to this provision of services and provide us with your proposed disclosure.

    Response: Our proposed disclosure to change Financial Note 6 for "related party" in the amended Form 10-K/A is as follows:

    Note 6

    For the period from inception through the quarter ended May 31, 2010, the Company received bookkeeping services from a shareholder, who is also the daughter of the President of the Company. This related party was paid a fee of $10,000 on April 13, 2010 for her bookkeeping services to the Company for the period from inception through March 31, 2010. The funds which paid for these booking services was contributed by Marilyn Montgomery, the Company's President. The related party is no longer performing any services for the Company, nor is she owed any money as of August 31, 2010.


Exhibit 31.1
------------

9. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your inclusion of the word "annual" before "report" in paragraph 2 and replacement of the word "registrant" with "small business issuer" in paragraphs 3, 4 and 5 is not permissible. Please revise in future filings.

    Response: We have revised the certifications, in our amended Form 10-Q's whereby they now appear exactly as set forth in Item 601(b)(31) of Regulation S-K, whereby the word "registrant" was replaced with "small business issuer." We will also use these certifications for the amended Form 10-K/A.

Ms. Kim, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




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If you have any questions with respect to the foregoing, please contact,
Thomas C. Cook, Esq. our corporate counsel at: (702) 221-1952.


Respectfully submitted,

Your Event, Inc.


By:  /s/  Marilyn Montgomery
---------------------------------
          Marilyn Montgomery
          President


cc:  Thomas C. Cook, Esq.
     500 N. Rainbow, Suite 300
     Las Vegas, NV  89107
     Phone:  (702) 221-1925
     Fax:  (702) 221-1963
     email:  tccesq@aol.com

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